NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of Global Power Equipment Group Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on December 18, 2006, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the Company's September 28, 2006 announcement that it and all of its U.S. subsidiaries commenced Chapter 11 cases in Delaware bankruptcy court to reorganize their financial affairs. The Company noted that there is no assurance as to what value, if any, will be ascribed in the Chapter 11 cases to its existing common stock. In addition, the Company is a late filer and was under review by NYSE Regulation in light of the delay in filing with the SEC of its December 31, 2005 Form 10-K and certain 2006 Form 10-Q filings. Because of the overall uncertainty surrounding the completion of the Company's current financial statement filing requirements, the Company was unable to give any assurance as to when the delayed reports may be available for filing. Consequently, the Company failed to submit materials to the NYSE requesting up to an additional six-month trading period with regards to its delayed December 31, 2005 Form 10-K filing as permitted under the NYSE's rules. 1. The Exchange's Listed Company Manual, Section 802.01D (Bankruptcy and/or Liquidation), states, that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. The Exchange, on September 29, 2006, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on September 27, 2006. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on September 29, 2006, of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to a Committee of the Board of Directors the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 29, 2006.